Exhibit 4.14

Orckit Communications Ltd.

Summary Terms and Conditions of
Convertible Notes Issued June 6, 2011

1.        Type of Offering

On June 6, 2011, Orckit Communications Ltd. (the “Company”) issued Series B convertible notes (the “Notes”) in a public offering pursuant to a prospectus dated April 15, 2011 (as amend on May 15, 2011 and May 29, 2011) and Trust Deed, dated April 13, 2011 (as amend on May 11, 2011 and May 26, 2011), with Ziv Haft Trusts Company Ltd., as trustee for the holders of Notes.  Pursuant to Regulation S under the Securities Act of 1933, as amended, the offering was made solely in Israel to residents thereof.  The Notes are listed for trade on the Tel Aviv Stock Exchange.

2.        Amount of Issuance, Denomination and Issuance Price

The Company issued Notes with an aggregate principal amount of 30,779,000 New Israeli Shekels (“NIS”) (approximately $9.0 million at the time).  The Notes were issued at a purchase price equal to 94% of their nominal value, or NIS 940 per unit (each unit comprised of NIS 1,000 principal amount).

3.        Repayment of Principal

The principal is repayable in one installment on December 31, 2017.

4.        Interest

The Notes bear interest at an annual rate of eight percent (8%).  The interest is payable semi-annually on June 30th and December 31st of each of the years 2011 through 2017 (inclusive) commencing June 30, 2011.

5.        Linkage

The principal of the Notes, and the interest that shall accrue thereon, will not be linked to the Israeli Consumer Price Index.

6.        Security

The Notes are unsecured.

7.        Conversion at the Option of each Note Holder

The Notes are convertible into Ordinary Shares, no par value, of the Company, on any trading day until December 15, 2017, at the election of the holder.  The conversion price is NIS 10.00 (approximately $2.95 based on the U.S. Dollar/NIS exchange rate at June 12, 2011) per share.

The Ordinary Shares issued upon conversion of the Notes will be listed on the Tel Aviv Stock Exchange and the Nasdaq Stock Market.

The conversion price is subject to adjustment in the event that the Company effects a share split or reverse share split, a distribution of bonus shares or cash dividend, or performs a rights offering.

8.        Conversion at the Option of the Company

The Company is not entitled to force the conversion of the Notes.

9.        Repurchase Right of the Company

The Company is entitled to repurchase any Notes, at any time and from time to time, in private transactions or in transactions on the Tel Aviv Stock Exchange. Any Notes repurchased by the Company will be canceled and may not be reissued.  Notes purchased by a subsidiary of the Company will continue to be deemed outstanding and subject to transfer.